EXPENSE LIMITATION AGREEMENT
FOR ULTIMUS MANAGERS TRUST

 THIS AGREEMENT, dated January 24, 2017, is made and entered into by and between the Ultimus Managers Trust, an Ohio business trust (the “Trust”), on behalf of each series of the Trust set forth on Schedule A attached hereto (individually the “Fund” and collectively, the “Funds”), and Ryan Labs Asset Management Inc. (the “Adviser”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

 WHEREAS, the Adviser has been appointed the investment adviser of the Funds pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser (the “Advisory Agreement”); and

 WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of each Fund; and

 WHEREAS, each Fund may, from time to time, invest in affiliated or unaffiliated money market funds, other investment companies such as exchange-traded funds (“ETFs”), such underlying investments (collectively referred to herein as “Acquired Funds”);

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1. For each Fund, the Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and/or reimburse other expenses of the Fund, through the applicable termination date set forth on Schedule A, to the extent necessary to limit the “Covered Expenses” of the Fund (as defined below) to the amount of the “Maximum Operating Expense Limit” applicable to the Fund on the attached Schedule A. “Covered Expenses” shall mean the total operating expenses of each class of shares of each Fund as set forth in Instruction 3 “Annual Fund Operating Expenses” of Item 3 to Form N-1A (exclusive of brokerage transaction costs and commissions; taxes; interest; costs related to any securities lending program; transaction charges and interest on borrowed money; Acquired Fund fees and expenses; distribution and/or shareholder servicing fees, including, without limitation, any amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act; extraordinary expenses such as litigation and merger or reorganization costs; proxy solicitation and liquidation costs; indemnification payments to Fund service providers, including, without limitation, the Adviser; other expenses not incurred in the ordinary course of such Fund’s business; and any other expenses the exclusion of which may from time to time be deemed appropriate as an excludable expense and specifically approved by the Trustees of the Trust).

2. Each Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Amount”), subject to the limitations provided in this Section.  Such repayment shall be made monthly, but only if the Covered Expenses, after giving effect to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than (1) the “Maximum Operating Expense Limit” for each respective class of shares of the Fund as may then be in effect and (2) the “Maximum Operating Expense Limit” in effect at the time the expense to be repaid was incurred.

Deferred Amounts with respect to any fiscal month shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending 36 months after the end of such fiscal month are not sufficient to pay such Deferred Amounts. Notwithstanding anything to the contrary in this Agreement, in no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

 3. This Agreement with respect to each Fund shall continue in effect until the applicable termination date set forth on Schedule A and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice at least 60 days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund. Any termination pursuant to this paragraph 3 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement. This Agreement will terminate automatically as to a Fund if the Advisory Agreement with respect to the Fund is terminated. Upon the termination of this Agreement for any reason, the Adviser acknowledges and agrees that (i) it remains liable for all fee reductions and reimbursement obligations pursuant to Section 1 hereof that accrued prior to the termination of this Agreement and (ii) the obligations under Section 2 hereof shall cease and terminate as to all Funds if the entire Agreement is terminated, and if the entire Agreement is not terminated, as to each Fund with respect to which the Agreement is terminated.

4. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

 Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

Notice is hereby given that this Agreement is executed by the Trust on behalf of the Funds by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the applicable Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ULTIMUS MANAGERS TRUST	RYAN LABS ASSET MANAGEMENT INC.

By: /s/David R. Carson	By: /s/Sean F. McShea

Name: David R. Carson	Name: Sean F. McShea
Title: President	Title: President

SCHEDULE A
to
EXPENSE LIMITATION AGREEMENT
Dated January 24, 2017
FOR ULTIMUS MANAGERS TRUST

OPERATING EXPENSE LIMITS

Fund Name	Maximum Operating Expense Limit*	Termination Date
Ryan Labs Core Bond Fund	0.40%	March 31, 2018
Ryan Labs Long Credit Fund	0.50%	March 31, 2018

*	Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of Covered Expenses.